Exhibit 99.1

CRESCO LABS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
WITH RESPECT TO
THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
CRESCO LABS INC.
TO BE HELD ON SEPTEMBER 16, 2025

DATED AUGUST 11, 2025

CRESCO LABS INC.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON SEPTEMBER 16, 2025
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (“Cresco” or the “Corporation”) will be held at 12:00 p.m. (Central Daylight Time) on September 16, 2025, and will be a virtual meeting conducted via live audio webcast. The Meeting will be held for the following purposes:
1.to receive and consider the Corporation’s financial statements for the years ended December 31, 2024 and 2023, together with the auditor’s report thereon (collectively, the “Financial Statements”);
2.to set the number of directors of the Corporation at seven;
3.to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;
4.to appoint Baker Tilly US, LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;
5.to approve the Cresco Award Exchange Program (the “Award Exchange”); and
6.to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.
The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual General and Special Meeting (the “Information Circular”).
The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is August 1, 2025 (the “Record Date”). All Shareholders of record as of the close of business on the Record Date are entitled to virtually attend, participate and vote at the Meeting, or by proxy.
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in the Meeting and engage with directors of the Corporation and management as well as other Shareholders. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting online at https://meetings.lumiconnect.com/400-241-098-224. Beneficial Shareholders (being Shareholders who hold their Voting Shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.
As a Shareholder of the Corporation, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to voting your Voting Shares and attending and participating at the Meeting.
A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her, or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Voting Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to proxy@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”) with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email.

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Shareholders should follow the instructions on the forms they receive. If Shareholders with questions should contact their intermediaries or Odyssey, the Corporation’s transfer agent, toll free within North America at 1-888-290-1175, outside of North America at 1-587-885-0960 or by e-mail at proxy@odysseytrust.com.
The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (together with NI 54-101 (collectively, the “Notice-and-Access Provisions”)) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials online, via the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.
Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, the Information Circular, the Corporation’s management discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2024, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2024 and 2023 together with the auditor’s report thereon (the “2024 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca and also on Cresco’s website at www.investors.crescolabs.com.
Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder).
The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Information Circular to some securityholders with a Notice Package.
Shareholders may obtain paper copies of the Information Circular and the 2024 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960.
Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than September 2, 2025, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.
DATED as of the 11th day of August, 2025.
Yours truly,

(signed) “Thomas J. Manning”
Thomas J. Manning
Chairman of the Board

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CRESCO LABS INC.
ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON
SEPTEMBER 16, 2025
MANAGEMENT INFORMATION CIRCULAR
GENERAL
This management information circular (the “Circular”) is furnished to holders (“Shareholders”) of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares and Special Subordinate Voting Shares (collectively, the “Voting Shares”) of Cresco Labs Inc. (the “Corporation” or “Cresco”) in connection with the solicitation of proxies by the management of the Corporation for use at the annual general and special meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice of Meeting”). The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://meetings.lumiconnect.com/400-241-098-224.
Shareholders will not be able to attend the Meeting in person, but will be able to participate online during the Meeting regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who participate in the Meeting over the internet will still have the opportunity to participate in the question and answer session and vote at the Meeting. Beneficial Shareholders (as defined herein) who do not appoint themselves as their proxyholder will not be able to vote at the Meeting, but will be able to attend the Meeting and observe proceedings as guests. See “Information Concerning Voting.”
The information contained herein is given as of August 1, 2025, the record date for the Meeting (the “Record Date”), except where otherwise indicated.
If you hold Voting Shares through a broker, investment dealer, bank, trust company, nominee, or other intermediary (collectively, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting the Voting Shares that you beneficially own.
This solicitation is made on behalf of management of the Corporation. The costs incurred in the preparation of both the form of proxy and this Circular will be borne by the Corporation. In addition to the use of mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, proxies may be solicited by telephone or any form of electronic communication, or by directors, officers, and employees of the Corporation who will not be directly compensated therefor.
No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.
Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies.
INFORMATION CONCERNING VOTING
Where and When the Meeting Will Be Held
The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://meetings.lumiconnect.com/400-241-098-224 on September 16, 2025, at 12:00 p.m. (Central Daylight Time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.
How Do I Attend and Participate at the Meeting?
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate, or vote at the Meeting (including voting and asking questions at the Meeting), Shareholders must have a valid username.

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Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-241-098-224. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:
•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is “cresco2025” (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.
•Duly appointed proxyholders: Odyssey Trust Company (“Odyssey”) will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “cresco2025” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy.”
For more information on how to vote at the Meeting, please refer to Schedule B of this Circular, which contains a virtual meeting guide.
Notice-and-Access
The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (collectively, the “Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials online, via the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and one other website, rather than mailing paper copies of such materials to securityholders.
Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, this Circular, the Corporation’s management’s discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2024, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2024 and 2023 together with the auditor’s report thereon (the “2024 MD&A and Financials”) may be found on SEDAR+ at www.sedarplus.ca and also on the Corporation’s website at www.investors.crescolabs.com.
Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder).
The Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of this Circular to some securityholders with a Notice Package.
Shareholders may obtain paper copies of this Circular and the 2024 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960.
Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than September 2, 2025, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

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PROXY RELATED INFORMATION
Voting at the Meeting
Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described above. See “How Do I Attend and Participate at the Meeting?”
Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate, or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How Do I Attend and Participate at the Meeting?”
Appointment of Third Party as Proxy
The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the “Management Designees”). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder (a “third party proxyholder”), to represent, attend, participate or vote at the Meeting on such Shareholder’s behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to Odyssey prior to the Proxy Deadline (as defined below).
The following applies to Shareholders who wish to appoint a person (a “third party proxyholder”) other than the Management Designees set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate, or vote at the Meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate, or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting.
•Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to proxy@odysseytrust.com by 12:00 p.m. (Central Daylight Time) on September 12, 2025, (the “Proxy Deadline”) and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting.
If you are a Beneficial Shareholder and wish to attend, participate, or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading “How Do I Attend and Participate at the Meeting?”

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Legal Proxy – U.S. Beneficial Shareholders
If you are a Beneficial Shareholder located in the United States and wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under “How Do I Attend and Participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to proxy@odysseytrust.com and received by the Proxy Deadline.
Refusal of Proxy
The Corporation may refuse to recognize any instrument of proxy received later than the Proxy Deadline.
Revocability of Proxy
A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:
(a)signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline;
(b)signing and dating a written notice of revocation and delivering it to Odyssey, or by transmitting a revocation by telephonic or electronic means, to Odyssey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or
(c)following the process for attending and voting at the Meeting online or any adjournment or postponement of the Meeting and registering with the scrutineer as a Shareholder present.
Advice to Beneficial Holders of Voting Shares
The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name, referred to in this Circular as “Beneficial Shareholders,” are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Voting Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Voting Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).
Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders, and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a voting instruction form cannot use that form to vote Voting Shares directly at the Meeting, you will need to appoint yourself and return the voting instruction form in the envelope provided (or by following the instructions respecting the voting of Voting Shares) well in advance of the Meeting (by September 12, 2025) in order to have the Voting Shares voted. If you have any questions regarding the voting of Voting Shares held through an Intermediary, please contact that Intermediary for assistance.

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Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting, Voting Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to virtually attend the Meeting and indirectly vote their Voting Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary’s agent) in accordance with the instructions provided by such Intermediary.
For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other security holder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders (“NOBOs”) are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings, and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting Beneficial Shareholders (“OBOs”) are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Corporation. Cresco will not send its proxy-related materials directly to NOBOs under National Instrument 54-101. Cresco does not intend to pay for Intermediaries to forward the proxy-related materials and the voting instruction form to OBOs under National Instrument 54-101. In the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
Exercise of Discretion with Respect to Proxies
The Voting Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by management at the Meeting.
If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, of which 338,757,075 are issued and outstanding as of the Record Date, an unlimited number of Proportionate Voting Shares, of which 84,534 (which are convertible on a 1:200 basis into 16,906,706 Subordinate Voting Shares) are issued and outstanding as of the Record Date, an unlimited number of Super Voting Shares, of which 500,000 are issued and outstanding as of the Record Date, and an unlimited number of Special Subordinate Voting Shares, of which 158,940,757 (which are convertible on a 100,000:1 basis into 1,589 Subordinate Voting Shares) were issued and outstanding as of the Record Date.
Voting Rights
Each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share, each Proportionate Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which is currently equal to 200 votes per Proportionate Voting Share, each Super Voting Share is currently entitled to 2,000 votes per Super Voting Share and each Special Subordinate Voting Share is currently entitled to 0.00001 of a vote per Special Subordinate Voting Share on all matters upon which the holders of shares of the Corporation are entitled to vote, in each case as of the Record Date, and holders of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares, and Special Subordinate Voting Shares will vote together on all matters subject to a vote of holders of each of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Corporation.
As of the date of the Record Date, the Subordinate Voting Shares represent approximately 25%, the Proportionate Voting Shares represent approximately 1%, the Super Voting Shares represent approximately 74%, and the Special Subordinate Voting Shares represent approximately 0.0001% of the voting rights attached to outstanding Voting Shares of the Corporation.
Restricted Securities
The Subordinate Voting Shares, Proportionate Voting Shares, and Special Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. In the event that a take-over bid is made for the Super Voting Shares, the holders of Subordinate Voting Shares, and Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any take-over bid for solely the Super Voting Shares is unlikely, given that by the terms of the investment agreement entered into by the Corporation and the holders of the Super Voting Shares in connection with the issuance of the Super Voting Shares to such holders, upon any sale of Super Voting Shares to an unrelated third-party purchaser, such Super Voting Shares will be redeemed by the Corporation for their issue price. Additionally, holders of Subordinate Voting Shares are entitled to convert to Proportionate Voting Shares and tender to any take-over bid made solely to the holders of Proportionate Voting Shares. In the event that a take-over bid is made for the Subordinate Voting Shares, the holders of Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares.
Record Date
August 1, 2025, is the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Accordingly, only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof.

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Principal Holders of Securities
To the best of the knowledge of the Corporation, based on publicly available filings, as of the Record Date, no person or company, owns, or controls or directs, directly or indirectly, Voting Shares carrying 10% or more of the voting rights attached to any class of Voting Shares of the Corporation, except for the following:

Name of Shareholder	Number and Percentage of Super Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Number and Percentage of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)(3)	Number and Percentage of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)	Number and Percentage of Special Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)(4)	Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(5)
Charles Bachtell	132,932 (26.59%)	5,313 (6.28%)	829,886 (0.24%)	—	19.75%
Brian McCormack Trust(6)	100,000 (20.00%)	—	14,000 (<.01%)	—	14.75%
Robert M. Sampson	133,308 (26.66%)	4 (<.01%)	2,285,531 0.67%	—	19.84%
Thomas J. Manning	133,760 (26.75%)	500 (0.59%)	—	—	19.74%
Notes:
(1)	Proportionate Voting Shares convert to Subordinate Voting Shares on a 1:200 basis.
(2)	On an issued and undiluted basis, not giving effect to the conversion or exercise of securities convertible, redeemable, or exchangeable into such shares held by such person, as applicable.
(3)	Excludes holdings of units in Cresco Labs, LLC that are redeemable for Proportionate Voting Shares.
(4)	Special Subordinate Voting Shares convert to Subordinate Voting Shares on a 100,000:1 basis.
(5)	Total voting percentage is based on actual number of votes. The voting percentages differ from beneficial ownership percentages as the Corporation’s Super Voting Shares carry 2,000 votes per Super Voting Share, the Proportionate Voting Shares carry 200 votes per Proportionate Voting Share and the Special Subordinate Voting Shares carry 0.00001 of a vote per Special Subordinate Voting Share.
(6)	During the year ended December 31, 2024, MVS shares owned by Brian McCormack were transferred to the Brian T. McCormack Self Declaration of Trust (“Brian McCormack Trust”).
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
MATTERS TO BE CONSIDERED AT THE MEETING
To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.
1.Receiving the Financial Statements
The financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the auditor’s report thereon (the “Financial Statements”), have been mailed to the Corporation’s registered and Beneficial Shareholders who requested to receive them. The Financial Statements are also available on SEDAR+ at www.sedarplus.ca.
2.Number of Directors
At the Meeting, Shareholders will be asked to (i) fix the number of directors of the Corporation at seven; and (ii) elect, on an individual basis, each of the seven nominees set forth in the table below (the “Cresco Nominees”) as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) or the

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Corporation’s articles. Each of the Cresco Nominees has consented to being named in this Circular and to serve as a director, if elected. The present term of office of each current director of the Corporation will expire at the Meeting.
3.Election of Directors
Nominees
The following table sets forth a brief background regarding the Cresco Nominees. The information contained herein is based upon information furnished by the respective nominees.

Name and Province or State and Country of Residence	Director Since	Principal Occupation for Past Five Years	Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Charles Bachtell(2) Chicago, IL, United States	November 2018	Chief Executive Officer of the Corporation.	132,932 Super Voting Shares 829,886 Subordinate Voting Shares 5,313 Proportionate Voting Shares 12,347,597 Cresco Redeemable Units
Thomas J. Manning(6) Evanston, IL, United States	November 2018	Chairman of the Board of Directors of the Corporation; formerly Chairman and Chief Executive Officer of Dun and Bradstreet, a data and analytics company.	133,760 Super Voting Shares 500 Proportionate Voting Shares
Gerald F. Corcoran(2)(7) Winnetka, IL, United States	November 2018	Chief Executive Officer of R.J. O’Brien & Associates, a StoneX company.	1,208,987 Subordinate Voting Shares
Marc Lustig(8) Vancouver, British Columbia, Canada	January 2020	Chairman of Trichrome Financial Corp., Chairman of IM Cannabis, and director of Pharmacielo Ltd. and Aequus Pharmaceuticals.	102,232 Subordinate Voting Shares 158,940,757 Special Subordinate Voting Shares
Randy D. Podolsky(2)(3)(5) Lake Forest, IL, United States	November 2018	Managing Principal of Riverwoods Development Partners.	213,797 Subordinate Voting Shares 260,604 Cresco Redeemable Units
Michele Roberts(9) New York City, NY, United States	June 2020	Executive Director of the National Basketball Players Association from 2014 to 2022; Former attorney with Skadden, Arps, Slate, Meagher & Flom LLP.	20,000 Subordinate Voting Shares
Robert M. Sampson(3)(4) Downers Grove, IL, United States	November 2018	Executive Vice President of CrossCountry Mortgage, Inc.	133,308 Super Voting Shares 2,285,531 Subordinate Voting Shares 4 Proportionate Voting Shares 8,101,049 Cresco Redeemable Units
Notes:
(1)
Information as to personal shareholdings is given to the Corporation’s knowledge based on publicly available sources as of the record date and includes any units in Cresco Labs, LLC held by a Cresco Nominee that are redeemable for Proportionate Voting Shares (the “Cresco Redeemable Units”).

(2)	Member of the Executive Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Governance Committee.
(6)	Chair of the Executive Committee.
(7)	Chair of the Audit Committee.
(8)	Chair of the Compensation Committee.
(9)	Chair of the Nominating and Governance Committee.

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The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the Cresco Nominees as a director of the Corporation. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of each of the Cresco Nominees as directors of the Corporation.
Cease Trade Orders
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, as at the date of this Circular, nor have they been within 10 years before the date of this Circular, a director, chief executive officer, or chief financial officer of any company (including the Corporation) that, while acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after ceasing to be a director, chief executive officer, or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.
Bankruptcies
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, and have not within the past 10 years been, a director or executive officer of any company, including the Corporation, that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets or has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold any of the Cresco Nominees’ assets.
Penalties and Sanctions
To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, nor entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.
4.Appointment of Auditors
On June 12, 2025, the Corporation appointed Baker Tilly US, LLP (“Baker Tilly”) as independent auditors of the Corporation. At the Meeting, the Shareholders will be asked to reappoint Baker Tilly as independent auditors of the Corporation to serve until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.
Attached as Schedule C to this Circular are copies of documents relating to the change of auditor required to be included herein by the Canadian securities regulators, including the notice of change of auditor and the confirmation letters received from Baker Tilly and from Marcum LLP, the Corporation’s former auditors. As indicated in the notice of change of auditor, there are no modified opinions expressed in Marcum LLP's reports nor have there been any reportable events (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations).
The appointment of Baker Tilly as independent auditors of the Corporation was approved by the Board on the recommendation of the Audit Committee.

Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the appointment of Baker Tilly as independent auditors of the Corporation at remuneration to be fixed by the Board. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy.
5.Approval of Award Exchange
We are seeking Shareholder approval of the Award Exchange. At this critical time in the evolution of Cresco and the cannabis industry, and after careful consideration of the alternatives, we propose to allow key leaders (“Eligible Participants”) to exchange certain underwater and mostly vested options (“Eligible Options”) for a like number of

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full value awards with new three-year vesting (“RSUs” or “New Awards”) in an effort to provide competitive compensation and secure their continuing services for the benefit of our Shareholders. Currently, these options are not perceived by these leaders as having value and thus they do not provide any retentive hold. The Award Exchange takes these options that are not serving to motivate or retain these leaders and exchanges them for a full value vehicle that will serve as a better catalyst to the management team to strive to increase Shareholder value. We believe the Award Exchange will immediately increase motivation and Shareholder and Company alignment, while also giving the leaders a personal stake in the value that they are incentivized and charged to create.

The affirmative vote of the holders of a majority of the votes cast thereon by disinterested Shareholders who are present at the Meeting or represented by proxy will be required to approve this Proposal. The Corporation will not consider any votes cast by any of our executive officers or our CEO to the extent they elect to participate in the Award Exchange for purposes of determining whether this Proposal has been approved by Shareholders.

The Award Exchange will be conducted in accordance with the tender offer rules of the SEC, will commence on or around August 20, 2025, and will expire at 11:59 p.m., Eastern Time, on or around September 17, 2025. We intend to conduct the Award Exchange solely for compensatory purposes and will rely on the SEC’s March 13, 2001, “Exemptive Order” (Exchange Act Release No. 34-44062) granting no-action relief for compensatory equity-award exchange programs. By relying on that Exemptive Order, we are permitted to limit the offer to a specified group of employees (rather than all holders of a class of options) and provide differentiated exchange terms without violating the “all-holders” and “best-price” requirements of Rule 13e-4. Based on the number of outstanding options as of August 8, 2025, and assuming that all Eligible Options are tendered in the program, options to purchase approximately 8,940,902 subordinate voting shares will be exchanged and canceled and 8,940,902 RSUs will be granted. Consummation of the Award Exchange, including cancellation of Eligible Options tendered for exchange and the grant of RSUs therefor, is subject to Shareholder approval in accordance with the terms of the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “2018 Incentive Plan”).

The Board believes the Award Exchange is in the best interests of Shareholders and the Corporation in order to provide meaningful and appropriate incentive to motivate and retain our talented team members.
Rationale for the Award Exchange
We believe that the Award Exchange will provide us with an opportunity to enhance long-term Shareholder value by restoring competitive incentives among the Eligible Participants who choose to participate in the Award Exchange so they are further motivated to remain with us and to contribute to the future growth and success of Cresco. We believe that an effective and competitive incentive program for our senior leaders is imperative for our future growth and success. Our ability to compete in the highly competitive cannabis industry depends upon our ability to attract, motivate and retain highly qualified leaders. Competition for skilled leaders in our industry is intense. Share-based compensation has historically constituted a key part of our hiring, incentive, and retention programs for senior management because our Board believes that equity compensation encourages these individuals to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our subordinate voting shares. Effective equity compensation is key to linking pay to performance as it aligns the interests of these leaders with those of our shareholders.
In recent years, the market price of our subordinate voting shares has been subject to significant fluctuations. As a result, as of August 8, 2025, the trading day immediately preceding the date of this Information Circular, 15 Eligible Participants held options to purchase an aggregate of 8,940,902 subordinate voting shares with exercise prices ranging from U.S.$2.25 per share to U.S.$6.62 per share, all of which were above the U.S.$0.747 closing price of our subordinate voting shares on August 8, 2025, as reported on the OTCQX Market (“OTC”).
We believe that the “out-of-the-money” options are no longer effective as performance and retention incentives. We believe that to enhance long-term shareholder value, we need to maintain competitive incentive and retention programs. An equity stake in the success of our Company is a critical component of these programs. Many of our senior leaders view their existing options as having little or no value due to the difference between the exercise prices of those options and the current market price of our subordinate voting shares. As a result, for many of them, these options are ineffective at providing the incentives and retention value that our Board believes is necessary to motivate them to increase long-term shareholder value. We believe that it is essential to continue to retain and motivate these senior leaders, and that the inherent value of the RSUs and vesting periods of the RSUs may be more effective in incentivizing and retaining employees than the existing out-of-the-money options.

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Therefore, the Compensation Committee recommended to the Board, and the Board approved, the Award Exchange for certain key leaders, to encourage an increasing alignment of their interests with those of our Shareholders and their stake in the long-term performance and success of the Corporation.
Under applicable accounting rules, we would recognize a total of approximately $29.3 million in non-cash compensation expense related to these Eligible Options, US$27.9 million of which was previously expensed as of July 31, 2025 and $1.4 million of which we would continue to be obligated to expense, even if these stock options are never exercised because they remain underwater. We believe the Award Exchange will allow us to return to having more retentive and incentive value from the compensation expense that we record in our financial statements with respect to Eligible Options that are exchanged. Further, under the applicable accounting rules, this exchange would create approximately $4.75 million in incremental non-cash compensation expense that would be recognized over the three-year vesting period of the new RSUs.
Consideration of Alternatives
The Compensation Committee, in consultation with Aon, its independent compensation consultant, reviewed market practices and Cresco’s particular situation and evaluated several alternatives for remaining competitive within our industry. Given Cresco’s particular circumstances, the Compensation Committee identified a stock option for RSU exchange program as the preferred potential alternative. As part of this evaluation, the Compensation Committee identified the likely participants in an exchange program and analyzed the value of the equity awards to be exchanged, the general parameters of an exchange program, and the potential impact of an exchange program on our current hiring and retention goals. The Compensation Committee determined that, compared to other alternatives, the Award Exchange provides better performance and retention incentives. The following considerations recommended proposing this approach:

•Reasonable, balanced incentives. We believe that the opportunity to exchange Eligible Options for New Awards, with a new vesting requirement, represents a reasonable and balanced exchange program with the potential for a significant positive impact on the retention, motivation and performance of our key leaders. This ultimately benefits Shareholders because maintaining a stable and consistent leadership team tends to increase the chances for successful execution of our strategy, in contrast to experiencing turnover in the leadership ranks, having to recruit new executives, and trying to execute with a team that has not worked together.

•Converts compensatory equity grants from unproductive to productive. The Eligible Options are out-of-the-money options and have little or no retention value. As such, this particular compensatory equity that the Corporation has granted, which is designed to motivate our leaders to achieve business goals and increase shareholder value, has not been effective in achieving its intended purpose. With the Award Exchange, the New Awards granted to the Eligible Participants, which are full value awards rather than appreciation awards, will have value and, we believe, will be perceived by Eligible Participants as having value (otherwise they will not choose to participate). The New Awards, including the new vesting schedule, will provide a meaningful incentive to increase Shareholder value, which is favorable for the Corporation and aligned with our Shareholders, and a meaningful retentive hold on the Eligible Participants who participate.

•Impact on accounting expense. Under applicable accounting rules, we are required to continue to recognize compensation expense related to these underwater options until they fully vest, even if they are never exercised because they remain underwater. We believe the Award Exchange will allow us to return to having more incentive and retentive value from the compensation expense that we have recorded and would continue to record in our financial statements with respect to the Eligible Options and newly-issued RSUs.

Alternatives Considered
The Compensation Committee considered alternatives to the Award Exchange, including, exchanging underwater options for new options with exercise prices reflecting our current share price, or increasing cash compensation. We were concerned that if we did not improve the Eligible Option holders’ prospects of receiving long-term value from their incentive equity, as can and did happen with certain options granted previously even with lower exercise prices, we would undermine their long-term commitment to us and potentially lose key contributors to our success. Significant increases in cash compensation would substantially increase our compensation expense and reduce our cash flow from operations, which could adversely affect our business and operating results. The Compensation

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Committee determined that the Award Exchange serves to best align senior leaders’ interests with Shareholders’ interests and provides appropriate performance and retention incentive with reduced cost to the Corporation and to Shareholders than the other alternatives.

Structure of the Award Exchange
The Award Exchange is expected to commence on or around August 20, 2025 (the “Commencement Date”) and will be made upon the terms and subject to the conditions, including Shareholder approval, described in the offer to exchange and other related documents to be filed with the SEC as part of a tender offer statement on Schedule TO. Eligible Participants who hold Eligible Options will be given 20 business days to elect to participate in the Award Exchange. The Award Exchange is voluntary. Eligible Participants who hold more than one option grant that qualify as an Eligible Option and elect to participate in the Award Exchange will be allowed to tender for exchange as few or as many of their Eligible Option grants as desired; however, an Eligible Participant electing to tender an Eligible Option for exchange will be required to tender the entire unexercised portion of such selected Eligible Option grant (i.e., all options granted to a participant on the same date are subject to the same election). The Award Exchange is expected to expire at 11:59 p.m., Eastern Time, on or around September 17, 2025. Set forth below is a description of the key features of the Award Exchange. The terms of the Award Exchange will be further described in the Award Exchange documents that will be filed with the SEC and available at www.sec.gov and will also be available on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile. The 2018 Incentive Plan will govern all terms and conditions of the New Awards not specifically addressed by the Award Exchange described in this Circular.

Eligible Participants
The Award Exchange is being made available to our executive officers, including our CEO, and other members of our senior leadership team, who as of the Commencement Date are current employees of the Corporation or one of its wholly-owned subsidiaries and hold outstanding Eligible Options, as described herein. Participants in the Award Exchange must continue their employment with us through the date on which the surrendered options are cancelled, and replacement RSUs are granted. Members of our Board and other employees are not eligible to participate in the Award Exchange.
Eligible Options
Options eligible for the Award Exchange consist of options to purchase our subordinate voting shares granted under the 2018 Incentive Plan that are held by an Eligible Participant, outstanding as of the expiration of the Award Exchange, and have an exercise price equal to or greater than $2.25 per share or an expiration date on or before September 30, 2030. As of August 8, 2025, the trading day immediately preceding the date of this Information Circular, 15 Eligible Participants held options to purchase an aggregate of 8,940,902 subordinate voting shares with exercise prices ranging from U.S.$2.25 per share to U.S.$6.62 per share, all of which were above the U.S.$0.747 closing price of our subordinate voting shares on August 8, 2025, as reported on the OTC. Eligible Options include 500,000 options that have a vesting condition tied the legalization of recreational cannabis in the Commonwealth of Pennsylvania; however, as the adoption of such legislation is not within the control of management, the market and the industry have evolved since that 2020 grant, and this vesting condition is no longer serving a meaningful purpose, the Committee determined that these options should be included as Eligible Options. An additional 142,486 options with a vesting condition tied to certain operational performance criteria that have been effectively satisfied are also included as Eligible Options as part of the Award Exchange.

New Awards
The number of New Awards available to each Eligible Participant will be equal to the number of Eligible Options they hold. The table below sets forth the number of Eligible Options held by and New Awards available to each Eligible Participant.

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Level	Eligible Participants	Eligible Options	New Awards (RSUs)
CEO	1	6,290,000	6,290,000
Executive Officer	5	937,500	937,500
Senior Vice President	9	1,713,402	1,713,402
Total	15	8,940,902	8,940,902
Vesting Schedules for New Awards
The New Awards will not be vested on the New Award Grant Date, even if the corresponding Eligible Options had previously been vested and exercisable. Instead, the New Awards will vest ratably in one-third increments on each of the first three anniversaries of the New Award Grant Date, subject to continued employment through the applicable vesting date.
Impact of Award Exchange on Surrendered Options
Subject to approval by Shareholders, Eligible Options properly tendered in the Award Exchange and accepted by us for exchange will be canceled, and New Awards will be granted on or around September 17, 2025. If Shareholder approval is not obtained at the Meeting, Eligible Options will remain outstanding in accordance with their existing terms and the New Awards will not be granted. If an Eligible Participant does not elect to participate in the Award Exchange, then his or her Eligible Options will remain outstanding in accordance with their current terms.
Accounting Impact
The incremental compensation cost associated with the Award Exchange will be measured as the excess, if any, of the fair value of each New Award granted to participants in the Award Exchange, measured as of the date the New Awards are granted, over the fair value of the stock options surrendered in exchange for the New Awards, measured immediately prior to the cancellation. This incremental compensation cost will be recognized over the vesting period of the New Award. As of August 8, 2025, the estimated potential incremental compensation expense from this Award Exchange is $4.75 million, which will be recognized over the three-year vesting period of the New Awards.

Material Income Tax Consequences of the Award Exchange
The exchange of Eligible Options for RSUs pursuant to the Award Exchange should be treated as a non-taxable exchange of compensatory rights under Section 83 of the U.S. Internal Revenue Code. Accordingly, neither the Corporation nor participants will recognize any taxable income upon (i) surrender of the options or (ii) grant of the New Awards. Each participant will recognize ordinary income when the RSUs vest, measured by the fair market value of the underlying shares on the vesting date, and the Corporation will be entitled to a corresponding deduction at that time. A more detailed summary of tax considerations will be provided to all participants in the Award Exchange documents.
Financial Statements
Our consolidated financial statements and other required information are incorporated by reference from the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included as Exhibits 99.5 and 99.6, respectively, to our Form 40-F filed with the SEC on March 14, 2025 and as Exhibits 99.2 and 99.1, respectively to our Report on Form 6-K filed with the SEC on May 30, 2025 and our Report on Form 6-K filed with the SEC on August 7, 2025. Our consolidated financial statements incorporated herein by reference are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States.
Interests of Certain Persons
Our executive officers, including our CEO, are eligible to participate in the Award Exchange but members of our Board are not eligible. Accordingly, members of our Board are not Eligible Participants, and they do not hold any Eligible Options. Therefore, in recommending adoption of this proposal to our shareholders, the Board of Directors recognizes, and our shareholders should be aware, that approval of this proposal may benefit certain of our executive officers and our CEO who participate in the Award Exchange. The Corporation will not consider any votes cast by

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any of our executive officers or our CEO to the extent they elect to participate in the Award Exchange for purposes of determining whether this Proposal has been approved by Shareholders.
Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)
The Corporation is a reporting issuer under applicable Canadian securities legislation and is, among other things, subject to applicable Canadian securities laws, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. The participation in the Awards Exchange by senior officers of the Corporation may be a “related party transaction” under MI 61-101. The Corporation is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Award Exchange pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as neither the fair market value of any securities issued to, nor the consideration paid by, related parties exceed 25% of the Corporation’s market capitalization.
Vote Required
Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Award Exchange. In order to be effective, the resolution must be approved by not less than a majority of the votes cast thereon by disinterested Shareholders who are present at the Meeting or represented by proxy.
6.Other Business
Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, or if there are amendments or variations to the items of business, the Management Designees will have the discretion to vote as he or she sees fit.
EXECUTIVE COMPENSATION
General
Form 51-102F5 – Information Circular requires a completed Form 51-102F6V – Statement of Executive Compensation - Venture Issuers to be included in the Information Circular. The following information is provided as required under Form 51-102F6V – Statement of Executive Compensation - Venture Issuers.
For the purposes of this Executive Compensation section:
“Named Executive Officer” refers to each individual who, during any part of the most recently completed financial year, served as chief executive officer, each individual who, during any part of the most recently completed financial year, served as chief financial officer, and the most highly compensated executive officer, other than the chief executive officer and chief financial officer, at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year. The Corporation currently has three Named Executive Officers.
“compensation securities” includes stock options (“Options”), convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units (“RSUs”) granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;
“plan” includes any plans, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and
“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

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Compensation Discussion and Analysis
Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" of the Corporation for the two most recently completed financial years.
Director and Named Executive Officer Compensation
The following table sets forth information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each NEO and member of the Board, other than Options and other compensation securities, for each of the two most recently completed financial years.

Table of compensation excluding compensation securities
Name	Year	Salary, consulting fee, retainer or commission ($US)	Bonus ($US)	Committee or meeting fees(1) ($US)	Value of Perquisites ($US)	Value of all other compensation ($US)	Total compensation ($US)
Charles Bachtell(2) Director and Chief Executive Officer	2024	491,686	927,900[3]	—	—	—	1,419,586
	2023	450,000	234,210[3]	—	—	—	684,210
Sharon Schuler(4) Chief Financial Officer	2024	141,672	—	—	—	—	141,672

Dennis Olis(4) Chief Financial Officer	2024	400,000	306,980[3]	—	—	—	706,980
	2023	400,000	75,000[3]	—	—	—	475,000
Greg Bulter President	2024	500,000	306,980	—	—	—	806,980
	2023	400,000	133,500	—	—	—	533,500
Thomas J. Manning(5) Director and Chairman	2024	80,000	—	55,000	—	—	135,000
	2023	52,889	—	39,917	—	—	92,806
Gerald F. Corcoran(6) Director	2024	65,000	—	24,375	—	—	89,375
	2023	65,000	—	22,500	—	—	87,500
Marc Lustig(7) Director	2024	65,000	—	3,342	—	—	68,342
	2023	65,000	—	—	—	—	65,000
Randy D. Podolsky(8) Director	2024	65,000	—	18,750	—	—	83,750
	2023	65,000	—	15,000	—	—	80,000
Michele Roberts(9) Director	2024	65,000	—	63,000	—	—	128,000
	2023	65,000	—	51,000	—	—	116,000
Robert M. Sampson(10) Director	2024	65,000	—	11,603	—	—	76,603
	2023	65,000	—	7,500	—	—	72,500
Notes:

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(1)
The Chairman of the Board was paid $80,000 and all other non-employee directors were paid $65,000, payable in quarterly installments one quarter in arrears, in compensation for Board membership. Additionally, Committee Chairs receive annual compensation of $15,000 and Committee Members receive annual compensation of $10,000, in each case payable in quarterly installments. Prior to 2024 all non-chair committee members $7,500 annual compensation. Compensation to the Board is paid a month in arrears, as such, some 2024 compensation totals differ from the expected compensation due to the rate change for committee members.

In February of 2023, the Special Committee was a temporary committee that was formed to review the Corporation’s corporate organizational structure. The Chair of the Special Committee received monthly compensation of $12,000 and Special Committee members received monthly compensation of $10,000 a month, for months that work was performed. After the completion of this review, the committee was disbanded as of March 31, 2024.

(2)	As Mr. Bachtell was an executive of the Corporation, he did not receive compensation for serving on the Board in 2024 or 2023.
(3)
Employee elected to convert their annual bonus into options that can be settled for Subordinate Voting Shares. The options were fully vested on the date granted. See the “Compensation Securities” table below.

(4)
Mr. Olis resigned from his position as Chief Financial Officer on November 11, 2024, and Ms. Schuler was appointed as the Chief Financial Officer effective November 11, 2024. Mr. Olis remained in an advisory role throughout 2024 for transition purposes.

(5)
Mr. Manning served as the Executive Chairman of the Corporation until February 1, 2023, at which time he transitioned to the role of Non-Executive Chairman of the Corporation. As such Mr. Manning’s retainer and committee compensation for 2023 was pro-rated for the time he served as Non-Executive Chairman. During 2024, Mr. Manning received $15,000 for serving as the Chairman of the Executive Committee and $40,000 for serving as a member of the Special Committee until the Committee was disbanded as of March 31, 2024. For the pro-rated period in 2023, $9,917 for serving as the Chairman of the Executive Committee and $30,000 for serving as a member of the Special Committee.

(6)
During 2024, Mr. Corcoran received $9,375 for serving on the Executive Committee and $15,000 for serving as Chairman of the Audit Committee. During 2023, Mr. Corcoran received $7,500 for serving on the Executive Committee and $15,000 for serving as Chairman of the Audit Committee.

(7)	During 2024, Mr. Lustig received $3,342 for serving as the Chair of the Compensation Committee beginning in July of 2024.
(8)
During 2024, Mr. Podolsky received $2,500 for serving on the Executive Committee beginning in July of 2024, $6,875 for serving on the Audit Committee through July of 2024 and again from November 2024 through the remainder of the year, and $9,375 for serving on the Nominating and Governance Committee. During 2023, Mr. Podolsky received $7,500 for serving on the Audit Committee and $7,500 for serving on the Nominating and Governance Committee.

(9)
During 2024, Ms. Roberts received $15,000 for serving as the Chair of the Nominating and Governance Committee and $48,000 for serving as Chair of the Special Committee. During 2024, Ms. Roberts received $15,000 for serving as the Chair of the Nominating and Governance Committee and $36,000 for serving as Chair of the Special Committee.

(10)
During 2024, Mr. Sampson received $9,375 for serving on the Audit Committee and $2,228 for serving on the Compensation Committee beginning in July of 2024. During 2023, Mr. Roberts received $7,500 for serving on the Audit Committee.

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Stock Options and Other Compensation Securities
The following table sets forth certain information in respect of all compensation securities granted or issued to each named executive officer and director by the Corporation or one of its subsidiaries in the financial year of the Corporation ended December 31, 2024, for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Compensation Securities(1)
Name and position	Type of compensation security(2)	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($US)	Closing price of security or underlying security on date of grant ($CDN)	Closing price of security or underlying security at year end ($CDN)	Expiry date
Charles Bachtell Director and Chief Executive Officer	Options	Options exercisable for 1,943,880 Subordinate Voting Shares (0.59%)	943,880(3) Options on January 2, 2024 and 400,000(4) and 600,0005) Options on February 29, 2024	$1.35, $1.76, and $1.76, respectively	$1.80, $2.33, and $2.33, respectively	$1.79	January 2, 2034 for 943,880 Options and February 28, 2034 for 400,000 and 600,000 Options
Sharon Schuler Chief Financial Officer	Options(4)	Options exercisable for 250,000 Subordinate Voting Shares (0.08%)	September 02, 2024	$1.56	$2.10	$1.79	September 2, 2034
Dennis Olis Former Chief Financial Officer	Options and RSUs(4)	Options exercisable for 867,855 Subordinate Voting Shares (0.26%) and 150,000 RSUs that can be settled for Subordinate Voting Shares (0.05%)	312,267(3) and 50,000(4) Options on January 2, 2024, 505,588(6) Options on July 10, 2024, and, 150,000 RSUs on January 2, 2024	$1.35, $1.35, $2.10 and $1.35, respectively	$1.80, $1.80, $2.16 and $1.80, respectively	$1.79	January 2, 2034 for 312,267 and 50,000 Options and May 7, 2032 for 505,588 Options
Greg Butler President	Options and RSUs(4)	Options exercisable for 174,398 Subordinate Voting Shares (0.05%) and 225,000 RSUs that can be settled for Subordinate Voting Shares (0.07%)	75,0004) and 70,000(7) Options on January 2, 2024, 29,398(6) Options on July 10, 2024 and, 225,000 RSUs on January 2, 2024	$1.35, $1.35, $2.10 and $1.35, respectively	$1.80, $1.80, $2.16 and $1.80, respectively	$1.79	January 2, 2034 for 75,000 and 70,000 Options and May 7, 2032 for 29,398 Options
Thomas J. Manning Director and Chairman	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A
Gerald F. Corcoran Director	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A

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Marc Lustig Director	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A
Randy D. Podolsky Director	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A
Michele Roberts Director	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A
Robert M. Sampson Director	RSUs(8)	90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%)	July 11, 2024	$1.67	$2.27	$1.79	N/A
Notes:
(1)
As of December 31, 2024, the named executive officers and directors hold the following compensation securities: (i) Charles Bachtell: 8,439,503 Options; (ii) Sharon Schuler: 250,000 Options; (iii) Dennis Olis: 1,094,170 Options and 300,145 RSUs; (iv) Greg Butler: 849,398 Options and 375,145 RSUs; (v) Thomas J. Manning: 2,119,574 Options and 229,751 RSUs; (vi) Gerald F. Corcoran: 116,828 Options and 90,000 RSUs; (vii) Marc Lustig: 15,873 Options and 90,000 RSUs; (viii) Randy D. Podolsky: 116,828 Options and 134,046 RSUs; (ix) Michele Roberts: 62,432 Options and 317,842 RSUs; (x) Robert M. Sampson: 79,359 Options and 317,842 RSUs. Each Option and each RSU represents the right to acquire or receive upon vesting one Subordinate Voting Share.

(2)	Represents all compensation securities issued pursuant to the Plan to the individual in the financial year of the Corporation ended December 31, 2024.
(3)
Employee elected to convert their 2023 bonus into options that can be exercised to acquire Subordinate Voting Shares. Awards were fully vested on the date granted. The number of options granted was determined by dividing the dollar amount of the bonus converted by the fair value of one option for accounting purposes as of the grant date.

(4)	Awards vest ratably in one-fourth increments on each of the four anniversaries of the grant date.
(5)	Award contains performance-based and market-based vesting criteria and will vest upon the achievement of those criteria.
(6)
Award was granted as part of the Option Exchange that was approved during Cresco’s 2024 annual general and special meeting. Awards will vest in either one or two years, determined by the vesting status of the original award prior to the exchange.

(7)	Award vests ratably at 20% upon grant, and 30% and 50% each annual anniversary of the grant through January 2, 2026.
(8)	Awards vest fully on the earlier of the date of the Corporation’s 2025 Annual Meeting or the date that is 12 months after the grant date.

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Exercise of Compensation Securities by Directors and Named Executive Officers
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($US)	Date of exercise	Closing price per security on date of exercise ($US)	Difference between exercise price and closing price on date of exercise ($US)	Total value on exercise date ($US)(1)
Charles Bachtell Director and Chief Executive Officer	—	—	—	—	—	—	—
Sharon Schuler Chief Financial Officer	—	—	—	—	—	—	—
Dennis Olis Former Chief Financial Officer	RSUs	57,810 Subordinate Voting Shares	N/A	37,500 RSUs on January 3, 2024 17,334 RSUs on January 4, 2024 and, 2,976 RSUs on January 28, 2024	$1.48, $1.64 and $1.96, respectively	N/A	$55,593, $28,427 and, $5,820, respectively
Greg Butler President	RSUs	57,810 Subordinate Voting Shares	N/A	37,500 RSUs on January 3, 2024, 17,334 RSUs on January 4, 2024 and, 2,976 on January 28, 2024	$1.48, $1.64 and$1.96 respectively	N/A	$55,593, $28,427 and, $5,820 respectively
Thomas J. Manning Director and Chairman	—	—	—	—	—	—	—
Gerald Corcoran Director	RSUs	139,751 Subordinate Voting Shares	N/A	139,751 RSUs on June 30, 2024	$1.56	N/A	$218,505
Marc Lustig Director	RSUs	139,751 Subordinate Voting Shares	N/A	139,751 RSUs on June 30, 2024	$1.56	N/A	$218,505
Randy D. Podolsky Director	RSUs	139,751 Subordinate Voting Shares	N/A	139,751 RSUs on June 30, 2024	$1.56	N/A	$218,505
Michele Roberts Director	—	—	—	—	—	—	—
Robert M. Sampson Director	—	—	—	—	—	—	—
Notes:
(1)	Calculated by multiplying the number of subordinate voting shares issued upon vesting of RSUs by the closing price on the vesting date. Directors can defer the vesting of their award based on section 409A of the U.S. Tax Code. Elections must be made in the year prior to the grant.
Incentive Plans
Long-Term Incentive Plan
On November 29, 2018, the Board adopted the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “Plan”), which was approved by the Shareholders at the special meeting of Shareholders on November 14, 2018. On May 29,

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2024, the Board amended the Plan by adopting the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan (“Amended Plan”), which was approved by the Shareholders at the annual general and special meeting of shareholders on July 10, 2024. The Amended Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to awards granted under the Amended Plan will be equal to the greater of (i) 10% of the issued and outstanding As-converted subordinate voting shares, on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding As-converted subordinate voting shares as of the Effective Date plus (y) 20,000,000 additional Subordinate Voting Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the share pool shall thereafter be the equal to 10% of the issued and outstanding As-converted subordinate voting shares, on a rolling basis. Awards that may be granted under the Amended Plan include Options, stock appreciation rights, stock awards, RSUs, performance shares, performance units and other stock-based awards (“Awards”).
The purpose of the Amended Plan is to (i) promote the long-term financial interests and growth of Cresco by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of Cresco’s business, (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (iii) further the alignment of interests of participants in the Amended Plan with those of the shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco.
The Amended Plan is administered by the Board’s Compensation Committee and provides that Awards may be issued to (i) officers and employees of Cresco or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants who provide bona fide services to or for Cresco or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco’s securities. The Compensation Committee establishes the terms of all Awards consistent with the terms of the Amended Plan, including vesting and maximum terms.
Employment, consulting, and management agreements
Except as disclosed below, neither the Corporation nor any subsidiary thereof has entered into any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the Corporation or any of its subsidiaries that were (a) performed by a director or NEO, or (b) performed by any other party but are services typically provided by a director or a NEO.
Charles Bachtell
The Corporation entered into an employment agreement with Charles Bachtell, co-founder and Chief Executive Officer of the Corporation, dated January 1, 2020, and subsequently amended thereafter. Mr. Bachtell receives a gross salary of US$500,000 per annum, payable on a semi-monthly basis. Mr. Bachtell is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 200% of base salary, or US$1,000,000, for the 2025 fiscal year and equity awards in the form of Options and/or RSUs as part of the Corporation’s Long-Term Incentive Plan. In the event Mr. Bachtell’s employment is terminated by the Corporation without Cause, if he resigns for Good Reason, or if his employment is terminated in anticipation of or within 24 months following a Change in Control (each as defined in the agreement), in addition to salary and benefits accrued as of the date of termination, he will be entitled to (i) any bonus earned but not paid as of the termination date, (ii) a pro rata portion of the bonus, if any, he would have received for performance at target level for the quarter in which his employment is terminated, (iii) a lump sum equal to two times the sum of (A) the highest amount of his base salary during the term of the agreement and (B) the greater of (1) his target bonus for the four quarters including the date of termination or (2) his average bonus over the highest four of the last 12 completed quarters immediately preceding the date of termination, (iv) the immediate vesting of all unvested compensation securities awarded to him, (v) payment by the Corporation of both the employer and employee portions of COBRA benefit premiums for 18 months, and (vi) in the case of termination in connection with a Change in Control, a gross-up payment in respect of any excise taxes imposed on any of the foregoing payments and any taxes imposed on such gross-up payment. The cash amount payable to Mr. Bachtell in the event of termination under the foregoing circumstances in respect of bonuses and the lump sum under clause (iii) above is estimated at approximately US$3,600,000, calculated as of the date of this Statement of Executive Compensation.
Sharon Schuler
The Corporation entered into an employment agreement with Sharon Schuler, Chief Financial Officer, effective as of September 2, 2024. Ms. Schuler receives a gross salary of US$425,000 per annum, payable on a semi-monthly basis. Ms. Schuler is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 75% of base salary, or US$318,750, for the 2025 fiscal year and equity awards in the form of Options and

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RSUs as part of the Corporation’s Long-Term Incentive Plan. Ms. Schuler received an initial award of 250,000 Options upon joining the Corporation which vest in equal installments over four years. In the event that within 12 months of hire, Ms. Schuler’s employment is (a) involuntarily terminated by the Corporation or (b) voluntarily terminated by Ms. Schuler with not less than six months’ notice, then upon her execution of a release of claims she will be entitled to (i) six months of base salary continuation, and (ii) reimbursement of COBRA benefit premiums for six months. The total amount of salary continuation payable to Ms. Schuler in the event of such termination would be US$212,500, calculated as of the date of this Statement of Executive Compensation. Ms. Schuler’s employment is otherwise on an at-will basis.
Greg Butler
The Corporation entered into an employment agreement with Greg Butler, President, effective February 1, 2024. Mr. Butler receives a gross salary of US$500,000 per annum, payable on a semi-monthly basis. Mr. Butler is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 125% of base salary, or US$625,000, for the 2025 fiscal year and equity awards in the form of Options and RSUs as part of the Corporation’s Long-Term Incentive Plan. Upon separation from the Corporation, except in the event of his voluntary resignation, Mr. Butler will be entitled to (i) 12 months of salary in effect at the time of separation provided he executes a release of claims, and (ii) consideration for his regular annual target bonus for the year in which the separation is effective. The total amount payable to Mr. Butler in the event of such separation would be US$1,125,000, calculated as of the date of this Statement of Executive Compensation. Mr. Butler’s employment is otherwise on an at-will basis.
Oversight and Description of Director and Named Executive Officer Compensation
Cresco’s Compensation Committee is responsible for determining the compensation for the directors and the executive officers.
The Compensation Committee’s primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy, and form of the compensation of senior management and the Board. The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Amended Plan, and the other elements of compensation described under the heading “Director and Named Executive Officer Compensation.”
Compensation Objectives and Principles
The primary goal of the Corporation’s executive compensation program is to attract, motivate and retain the key executives necessary for the Corporation’s long-term success, to encourage executives to further the development of the Corporation, and to align the interests of executives with the Corporation’s Shareholders. The key elements of the executive compensation program are: (i) base salary; (ii) annual short-term incentive bonus; and (iii) Awards granted under the Amended Plan.
Compensation Process
The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation’s executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is ultimately responsible for all forms of compensation for the Corporation’s executive officers. The Board is responsible for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers a range of factors, including: (i) Corporation performance and individual contributions against key performance indicators, and (ii) peer group benchmarking. The Compensation Committee annually reviews the applicability of the compensation peer group and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.
Pension Plan Benefits
The Corporation does not provide pension plan benefits for NEOs, directors, or employees.

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CORPORATE GOVERNANCE DISCLOSURE
General
The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board’s review of the Corporation’s governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines.
Board of Directors
The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is, as of the date of this Circular, comprised of seven directors, five of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent directors are Robert M. Sampson, Gerald F. Corcoran, Randy D. Podolsky, Marc Lustig, and Michele Roberts. Charles Bachtell, the Chief Executive Officer is not independent by virtue of being a member of the Corporation’s management and Thomas J. Manning is not independent due to having served as Executive Chairman of the Corporation within the last three years.

The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless such requirement is waived by the independent directors).
Directorships
Certain of the Cresco Nominees are currently directors or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From
Thomas J. Manning	CommScope Holding Company, Inc.	NASDAQ	Director	2014
Marc Lustig	IM Cannabis Corp. (formerly Navasota Resources Inc.)	CSE	Non-Executive Chairman & Director	2019
	PharmaCeielo Ltd. (formerly, AAJ Capital 1 Corp.)	TSXV	Lead Director	2020
	Aequus Pharmaceuticals Inc.	TSXV	Director	2021
Orientation and Continuing Education of Board Members
The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.
Ethical Business Conduct
The Board expects that the Corporation’s employees, officers, directors, and representatives will act with honesty and integrity and will avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation.
Nomination of Directors

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The Board is responsible for nominating individuals for election to the Board by the Corporation’s Shareholders at each annual general meeting of Shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of Shareholders. The Nominating and Governance Committee, in accordance with its charter, is responsible for identifying, reviewing, evaluating, and recommending to the Board candidates to serve as directors.
Compensation of Directors and Officers
The Compensation Committee, in accordance with its charter, is responsible for periodically reviewing the compensation and benefits paid to the directors and executive officers of the Corporation in light of market conditions and practice, and risks and responsibilities.
Other Board Committees
The Board has four standing committees: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee, and the Executive Committee.
Assessment of Directors, the Board and Board Committees
The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. Additionally, each director is subject to periodic evaluation of his or her individual performance, and the collective performance of the Board and of each committee of the Board are subject to periodic review.
AUDIT COMMITTEE
Pursuant to section 224(1) of the BCBCA and NI 52-110, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons, or employees of the Corporation, or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.
Audit Committee Charter
The Audit Committee Charter is set forth in Schedule A attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be “independent” and all of whom must be “financially literate” (as defined under NI 52-110).
Composition of the Audit Committee
Following the Meeting, the Audit Committee is expected to be comprised of:

Gerald F. Corcoran	Independent	Financially literate
Robert M. Sampson	Independent	Financially literate
Randy D. Podolsky	Independent	Financially literate
Relevant Education and Experience of Audit Committee Members
Gerald F. Corcoran
Gerald F. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC (“RJO”) since 2000 and Chairman of the Board since 2007. Mr. Corcoran continues in his role as Chief Executive Officer of RJO since its acquisition by StoneX in July 2025. Celebrating its Centennial in 2014, Chicago-based RJO is the nation’s oldest

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and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). Mr. Corcoran joined RJO in 1987 as Chief Financial Officer and served in this capacity until 1992 when he was promoted to Chief Operating Officer. RJO is regulated by the Commodity Futures Trading Commission (CFTC) and subject to PCAOB standards. Therefore, Mr. Corcoran’s service as an executive and a member of the audit committee of RJO provided him with a vast amount of experience navigating highly regulated financial environments. Prior to joining RJO, Mr. Corcoran served as the Controller of the Chicago Sun-Times, which at the time was the nation’s seventh largest daily newspaper. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options, and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA’s Executive Committee as well as its Americas Advisory Board. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the board of directors and executive committee of the National Futures Association (NFA), the self-regulatory organization for the futures industry and a de facto regulator, of which Mr. Corcoran served on the executive committee for over five years. Mr. Corcoran previously served on the Board of the Institute for Financial Markets and is a former member of the Risk Committee of CME Group. Both the NFA and CME Group are also regulated by the CFTC, further bolstering Mr. Corcoran’s experience in dealing with financial regulators. Additionally, Mr. Corcoran is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

Robert M. Sampson
In addition to being one of the founders of Cresco, Robert Sampson has more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems, including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of Crosscountry Mortgage, a mortgage firm based in Cleveland. Mr. Sampson holds a B.S. degree from Aurora University and an A.A. degree from College of DuPage.
Randy D. Podolsky
Randy D. Podolsky has served entrepreneurial, corporate, institutional and not-for-profit commercial real estate clients for over 40 years and served as Managing Principal of his firm from 1986 to 2015. Now operating under the name of Riverwoods Development Partners, Mr. Podolsky provides personalized transaction and contract negotiation and advisory services to financial institutions, users, owners, and not-for-profits for all facets of commercial real estate. Mr. Podolsky’s most recent project was developing Navy Pier Marina, a 100% transient marina at Navy Pier in Chicago, which opened in June 2025. Mr. Podolsky recently served as a board member and chair of the real estate committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. During his tenure, Mr. Podolsky orchestrated the District’s bond refinancing, increased the value of its real estate and derived income, spearheaded adoption of the Harbor Master Plan, and, most notably, negotiated the agreements for the District’s first marina use development by a private party in over four decades. Additionally, he is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected District Commodore (DCO) of the Ninth Western Region from 2009 to 2010. Mr. Podolsky holds a B.A. degree from Loyola University.
Audit Committee Oversight
During the year ended December 31, 2024, no recommendations of the Audit Committee to nominate or compensate an external auditor were rejected by the Board.
Reliance on Certain Exemptions

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As an issuer listed on the CSE, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to reporting obligations under NI 52-110.
External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in the years ended December 31, 2024 and 2023 are set out below:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees	Other Fees(3)
December 31, 2024	US$2,473,090	US$8,000	—	US$1,200
December 31, 2023	US$3,081,166	US$27,700	—	—
Notes:
(1)	Audit Fees include fees for performance of the annual audit of the Corporation’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports, and reviews of other documents required by legislation or regulation.
(2)	Audit-Related Fees include fees related to consents and reviews of other securities filings.
(3)	Other Fees include fees related to a background check conducted for the newly appointed Chief Financial Officer.
EXECUTIVE COMMITTEE
The Executive Committee consists of Charles Bachtell, Gerald F. Corcoran, Thomas J. Manning, and Randy D. Podolsky, with Mr. Manning serving as chairman. The Executive Committee has been authorized to manage, or supervise the management, of the business and affairs of the Corporation other than matters that may not be delegated under Section 19.1 of the Corporation’s articles, and applicable corporate law.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth, as of December 31, 2024, information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and rights	Weighted-average exercise price of outstanding Options and rights	Number of Subordinate Voting Shares remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	33,080,712	US$2.80	30,908,918
Equity compensation plans not approved by security holders	—	—	—
Total	33,080,712	US$2.80	30,908,918
Notes:
(1)
The above disclosure is based on Subordinate Voting Shares issuable under the Incentive Plan is equal to the sum of 10% of the number of issued and outstanding Subordinate Voting Shares on an “as converted” basis as at December 31, 2024 plus an additional 20,000,000 subordinate voting shares, being 63,989,630 Subordinate Voting Shares, less 33,080,712 Subordinate Voting Shares issuable upon the exercise of Awards under the Incentive Plan as at December 31, 2024.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former director, executive officer, or employee of the Corporation, or any of the Cresco Nominees, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

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INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed, or otherwise acquired any of its securities, for so long as it holds any of its securities.
There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA.
MANAGEMENT CONTRACTS
The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca, including financial information which is provided in Cresco’s annual comparative Financial Statements for the years ended December 31, 2024 and 2023 and related management’s discussion and analysis. Copies of the Financial Statements and related management’s discussion and analysis are available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at its registered office address at 666 Burrard Street, Suite 2500, Vancouver, British Columbia, V6C 2X8 to request copies of the Financial Statements and related management’s discussion and analysis.

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SCHEDULE A
AUDIT COMMITTEE CHARTER CRESCO LABS INC.
CHARTER OF THE AUDIT COMMITTEE
This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers, and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Cresco Labs Inc. (“Cresco”).
1.0PURPOSE
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
(a)financial reporting and disclosure requirements;
(b)ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and
(c)external and internal audit processes.
2.0COMPOSITION AND MEMBERSHIP
(a)The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco.
(b)The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations, and stock exchange requirements (collectively “Applicable Laws”), it being understood that for such time as Cresco remains a “venture issuer” under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be “independent”. In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws. The chairman of the Committee (the “Chair”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations, and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
3.0MEETINGS
(a)Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.
(b)At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco, or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.
(c)The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.
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(d)A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members.
(e)The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco’s external auditors present, and (iii) with only Members and management present.
(f)In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.
4.0DUTIES AND RESPONSIBILITIES
The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable, or required by Applicable Laws, are to:
4.1Financial Reporting and Disclosure
(a)oversee, review, and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco’s accounting practices and policies;
(b)review the audited annual financial statements of Cresco, including the auditors’ report thereon, the management’s discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
(c)review the quarterly financial statements of Cresco including the management’s discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco’s shareholders;
(d)review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;
(e)review with management of Cresco and with the external auditors of Cresco significant accounting principles, disclosure requirements, and alternative treatments under accounting principles generally accepted in the United States of America (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete, and present fairly Cresco’s financial position and the results of its operations in accordance with GAAP;
(f)annually review Cresco’s Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and
(g)review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco’s Corporate Disclosure Policy, since the last meeting of the Committee.
4.2Internal Controls and Audit
(a)review and assess the adequacy and effectiveness of Cresco’s system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal
2

internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time;
(b)satisfy itself that management has established adequate procedures for the review of Cresco’s disclosure of financial information extracted or derived directly from Cresco’s financial statements;
(c)review and assess the adequacy of Cresco’s systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco’s data and information systems;
(d)review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and
(e)review and assess, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Cresco’s risk management policies and procedures with regard to identification of Cresco’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco.
4.3External Audit
(a)recommend to the Board a firm of external auditors to be engaged by Cresco;
(b)ensure the external auditors report directly to the Committee on a regular basis;
(c)review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;
(d)review and approve the compensation of the external auditors, the scope and timing of the audit, and other related services rendered by the external auditors;
(e)review the audit plan of the external auditors prior to the commencement of the audit;
(f)establish and maintain a direct line of communication with Cresco’s external and, if applicable, internal auditors;
(g)review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;
(h)oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure;
(i)review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;
(j)discuss with the external auditors their perception of Cresco’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information, and any recommendations with respect thereto;
(k)review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and
(l)review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.
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4.4Associated Responsibilities
(a)monitor and periodically review Cresco’s Whistleblower Policy and associated procedures for:
(b)the receipt, retention, and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters;
(c)the confidential, anonymous submission by directors, officers, and employees of Cresco of concerns regarding questionable accounting or auditing matters; and
(d)any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco’s Code of Conduct and Ethics;
(e)review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and
(f)provide oversight of related party transactions entered into or proposed to be entered into by Cresco.
4.5Non-Audit Services
Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.
4.6Oversight Function
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair, and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco’s financial information or public disclosure.
5.0REPORTING
The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.
6.0ACCESS TO INFORMATION AND AUTHORITY
The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers, and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco’s expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco.
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7.0REVIEW OF CHARTER
The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.
8.0CHAIR
The Chair of the Committee shall:
(a)provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee
(b)chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;
(c)ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;
(d)in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee;
(e)set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons;
(f)ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate;
(g)act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and
(h)report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.
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SCHEDULE B
VIRTUAL MEETING GUIDE
In Order to Participate Online
This year we will be conducting a virtual annual general and special meeting of shareholders, giving you the opportunity to attend the Meeting online using your smartphone, tablet, or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time.
Before the meeting:
1.Check that your browser for whichever device you are using is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox.
Please do not use Internet Explorer.
2.All securityholders MUST register any third party appointments by email at proxy@odysseytrust.com. Failure to do so will result in the appointee not receiving login credentials. See important information on the next page regarding third party appointments.
Gather the information you need to access the online meeting:
Website: https://web.lumiconnect.com
Meeting ID: 400-241-098-224
Password: cresco2025
You will be able to log into the site from 11:00 a.m. CDT, September 16, 2025. The AM will start at 12:00 p.m. CDT.
•Registered Shareholders can log-in using their 12-digit control number or log-in as a guest, see details below:
•The 12 digit control number located on the reverse of your form of proxy. If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted votes or proxies for the Meeting. Therefore, you should consider joining the Meeting as a guest and voting your Voting Shares, as applicable, in advance so that your vote will be counted in the event you experience any technical difficulties during the Meeting.
•Guest: If you do not have a 12 digit control number or you are a registered Shareholder and you have voted in advance of the Meeting and you do not wish to revoke your previously submitted votes.
◦If you register as a guest, you will not be able to participate in the Meeting and ask questions.
•Non Registered Holders / Proxyholders: If you have appointed yourself or a third party as your proxy appointee to attend the meeting, you will need to email Odyssey Trust Company at proxy@odysseytrust.com to register the appointment in order for them to receive a username.
Difficulties Accessing the Meeting
If you have trouble connecting to the Meeting please contact Odyssey Trust Company at 1-888-290-1175.
If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed.
Important Notice for Non-Registered Shareholders
Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the Meeting.
Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate, or vote at the Meeting) MUST submit their duly completed proxy or Voting Instruction Form AND register the proxyholder.

Registering a Proxyholder to Attend the Meeting
The following applies to Shareholders who wish to appoint a person (a “Third Party Proxyholder”) other than the management nominees set forth in the form of proxy or Voting Instruction Form as proxyholder, including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.
Shareholders who wish to appoint themselves or a Third Party Proxyholder to attend, participate, or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or Voting Instruction Form (as applicable) appointing themselves or such Third Party Proxyholder AND register themselves or the Third Party Proxyholder, as described below. Registering yourself or your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate, or vote at the Meeting.
Step 1: Submit your proxy or Voting Instruction Form: To appoint yourself or a Third Party Proxyholder, insert such personʼs name in the blank space provided in the form of proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such form of proxy or Voting Instruction Form. This must be completed prior to registering yourself or such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or Voting Instruction Form. If you are a Beneficial Shareholder located in the U.S., you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder.
Step 2: Register yourself or your proxyholder: To register a proxyholder, Shareholders must send an email to proxy@odysseytrust.com by 12:00 p.m. CDT on September 12, 2025, and provide Odyssey with their proxyholderʼs contact information, amount of Voting Shares appointed, name in which the Voting Shares are registered if they are a registered Shareholder, or name of brokerage house where the Voting Shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.
Legal Proxy - U.S. Beneficial Shareholders
If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to proxy@odysseytrust.com and received by 12:00 p.m. Central Daylight Time September 12, 2025.
Navigation
When successfully authenticated (did not sign in as a guest), the info screen will be displayed. You can view company information, ask questions and watch the webcast.
If you would like to watch the webcast press the broadcast icon.
If viewing on a computer, the webcast will appear at the side automatically once the meeting has started.

Questions
Any voting member attending the meeting is eligible to ask questions. If you would like to ask a question, select the messaging icon.
Messages can be submitted at any time during the Q&A session up until the Chair closes the session.
Voting
Once the voting has opened, the resolutions and voting choices will be displayed.
To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.
To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.
Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button.
Questions sent via the Lumi AM online platform will be moderated before being sent to the Chair.

SCHEDULE C
AUDITOR CHANGE REPORTING PACKAGE

CRESCO LABS INC.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Baker Tilly US, LLP

AND TO:	Marcum LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité Des Marchés Financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Cresco Labs Inc. (the “Corporation”) pursuant to section 4.11 of NI 51-102. Take notice that:

1.0Marcum LLP (“Marcum”) was terminated as auditor of the Corporation effective June 9, 2025 (“End Date”), and Baker Tilly US, LLP (“Baker Tilly”) has been appointed as successor auditor effective June 12, 2025;

2.0the termination of Marcum and the appointment of Baker Tilly as the Corporation’s auditor, have been recommended and approved by the Corporation’s audit committee and board of directors, respectively;

3.0there were no modified opinions expressed in Marcum’s reports on any of the financial statements of the Corporation which it audited, namely the year ending December 31, 2024, or during the subsequent interim period through and including the End Date;

4.0there are no reportable events (as defined in section 4.11 of NI 51-102); and,

5.0the Corporation has requested that Marcum and Baker Tilly each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED this 12th day of June, 2025.

CRESCO LABS INC.
“Charles Bachtell”

Charles Bachtell
Chief Executive Officer

MARCUM
ACCOUNTANTS ▲ ADVISORS

June 12, 2025

Re: Cresco Labs Inc. (the "Company")

Dear Sir/Madam:

As required by National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change in Auditors dated June 12, 2025. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm.

Very truly yours,

Marcum LLP

/gcp

Marcum LLP / 730 Third Avenue / 11th Floor / New York, NY 10017 / **Phone** 212.485.5500 / **marcumllp.com**

Baker Tilly US, LLP
205 N Michigan Ave, 28th Fl
Chicago, IL 60601-5927
United States of America

T: +1 (312) 729 8000
F: +1 (312) 729 8199

bakertilly.com

June 12, 2025

Dear Sirs/Mesdames:

Re: Cresco Labs Inc. (the "Company") – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated June 12, 2025 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Baker Tilly US, LLP

Baker Tilly US, LLP
Chicago, IL

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.